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SECURIT 13025850 ISSION

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SEC Mail Processing Section RECEIVED OCT 01 2013 Washington DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68827

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2012 (MM/DD/YY) AND ENDING 7/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
WINTERFLOOD SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
61 Broadway, 13th Floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Redmond (212) 742-4500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD 10/18/13

AFFIRMATION

I, John Redmond, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Winterflood Securities Incorporated (the "Company"), for the year ended July 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Redmond
Chief Executive Officer

Subscribed to before me this 27th day
of September, 2013

Notary Public

CHRISTOPHER BELICH
Notary Public, State of New York
No. 01BE6128056
Qualified in Queens County
COMMISSION EXPIRES 06/06/2017

WINTERFLOOD SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Winterflood Securities Holdings Ltd.)

(SEC I.D. No. 8- 68827)

STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Winterflood Securities Incorporated

We have audited the accompanying statement of financial condition of Winterflood Securities Incorporated (the "Company") as of July 31, 2013 and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement as of July 31, 2013 has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, to the financial statement, the Company has suffered recurring losses and has ceased operations effective April 30, 2013, that raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

September 30, 2013

WINTERFLOOD SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Winterflood Securities Holdings Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2013

Assets	
Cash	$ 427,906
Receivables from brokers and dealers	2
Other assets	1,491
Total assets	$ 429,399
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 103,175
Total liabilities	103,175
Stockholder's Equity	
Common stock, $.01 par value, 5,000 shares authorized, 3,900 shares outstanding	39
Additional paid in capital	3,899,961
Accumulated deficit	(3,573,776)
	326,224
Total liabilities and stockholder's equity	$ 429,399

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Winterflood Securities Incorporated (the "Company") is a wholly owned subsidiary of Winterflood Securities Holdings Ltd. (the "Parent"). The Company was incorporated under the laws of Delaware on January 31, 2011. On October 27, 2011 the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of FINRA. The Company's business activities included institutional sales with respect to U.S. securities and foreign securities. The Company cleared its U.S. transactions through a third-party clearing broker. The Company acted as an agent for non-U.S. equity sales by its affiliate, Winterflood Securities Ltd., to U.S. institutional investors and earned commissions income on this brokerage business. The Company cleared its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through its affiliate.

As a result of recurring losses, the Parent determined to cease operations at the Company effective April 30, 2013. Additional administrative and unwind costs have been incurred after the operations ceased. On September 27, 2013, the Parent entered into a definitive agreement to sell the Company to a third party. The sale is expected to close within 60 days. As a result of the aforementioned, the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation —— The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to accrued expenses, including compensation related expenses and income taxes at July 31, 2013. Estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consists of cash on deposit with a U.S. money center bank.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of 3 to 5 years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

Commission Revenues and Brokerage, and Clearance Expenses — Commissions charged for executing customer transactions are recorded on a trade date basis and are included in current period earnings. Commissions charged in foreign currencies are recorded in U.S. dollars (USD) at the translated values. Brokerage and clearance expenses are recorded in the same period as revenue is recognized. (Also refer to Note 2).

Interest Income — Interest revenue is earned on cash based on the prevailing short-term market rates.

Receivables from Brokers and Dealers — Receivable from brokers and dealers is the deposit required pursuant to the clearing agreement and other cash on deposit with the Company's U.S. clearing broker.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance is made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

2. RELATED PARTY TRANSACTIONS

The Company has a Commission Sharing Agreement with their Affiliate, Winterflood Securities Ltd.

3. INCOME TAXES

The Company has established a deferred tax asset of $1,589,216 representing loss carry forwards of $1,138,959, $447,188 in depreciation and amortization of startup costs and $3,069 in deferred rent.

A full valuation allowance has been recorded against the net deferred tax asset as it is more likely than not that the deferred tax asset is not realizable. Such deferred tax assets expire in 2032.

There are no uncertain tax positions at July 31, 2013. It is unknown whether any unrecognized tax benefits could be impacted within the next 12 months.

4. EMPLOYEE BENEFIT PLANS

401(k) Retirement Plan — The Company maintained a 401(k) retirement plan (the "Plan") covering all of the eligible employees of the Company. The Company's contribution to the Plan was based on a percentage of employees' contributions and discretionary amounts. The plan was terminated on April 16, 2013 and the Company is in the process of obtaining IRS approval on the termination.

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupied office space under non-cancelable lease with initial or remaining terms of approximately one year. Future minimum payments are $92,943 and have been guaranteed by the Parent until such time as the acquisition noted in Footnote 1 is finalized.

6. FAIR VALUE

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial assets and liabilities are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At July 31, 2013, net capital of $324,732 exceeded the required net capital minimum of $250,000 by $74,732.

8. SUBSEQUENT EVENTS

The Company received a $200,000 capital contribution from its Parent on August 21, 2013.

The Company evaluates events subsequent to July 31, 2013 through the date on which the statement of financial condition is issued. Other than discussed above and in Note 1, there have been no subsequent events subsequent to July 31, 2013 that require disclosure or adjustment to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

September 30, 2013

Winterflood Securities Incorporated
61 Broadway, 13th Floor
New York, NY 10006

In planning and performing our audit of the financial statements of Winterflood Securities Incorporated (the "Company") as of and for the year ended July 31, 2013 (on which we issued our report dated September 30, 2013 and such report expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph regarding the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP